

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2014

Via E-mail
Dorothy Scaringe
Chief Executive Officer
Dinoco Oil, Inc.
1100 NW Loop 410
Suite 700-134
San Antonio, TX 78213

> **Re: Dinoco Oil, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 22, 2014**
> **File No. 333-198730**

Dear Ms. Scaringe:

We have reviewed your response letter dated October 22, 2014 as well as your amended registration statement and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 Filed October 22, 2014

Risk Factors, page 7

1.   Please add a risk factor, in a prominent place, highlighting:
   - that Dorothy Scaringe, your President, Chairman of the Board, CFO, and CEO, has no direct experience in the oil and gas industry;
   - that her previous management experience and finance background consists of working as a manager for Region's Bank from May of 2007 until August of 2009; and
   - that her most recent experience has consisted of working for a golf range in Las Vegas since November of 2013.

2.	We note that you plan to operate any properties that you purchase, even though your executive officers expect to initially spend only 50% of their time on the management of your business and that your Director, Mr. Lacome, will devote only 20% of his time towards such efforts. Accordingly, please add a similarly prominent risk factor highlighting the limited amount of time management expects to devote to the company and its potential impact on your stated plans.

Management's Discussion and Analysis, page 25

Overview, page 25

3.	Please explain or revise the sentence "[i]n a worst case scenario, we would not purchase any property, while wasting time and money conducting due diligence, or, the closing period could take up to 180 days."

4.	Considering that your President, Chairman of the Board, CFO, and CEO has no direct experience in the oil and gas industry and that you have no current employees other than your two officers and director, yet plan to operate any properties that you purchase, please provide enhanced disclosure as to how you plan to staff your operation of the properties.

5.	As required by Item 101(h)(4)(xii) of Regulation S-K, please disclose your number of total employees and number of full-time employees.

Executive Compensation, page 30

6.	We note the disclosure you added in response to prior comment 15 from our letter to you dated October 7, 2014 and we reissue such comment in part. Specifically, we note that Messrs. Lacome and Maloy received shares of stock and stock options in the fiscal years presented, in exchange for their services to the company. In accordance with Item 402(n)(2)(v) and (vi) of Regulation S-K, please provide in your summary compensation table the aggregate grant date fair value of all awards of stock and stock options, computed in accordance with FASB ASC Topic 718.

Financial Statements

General

7.	Please update the financial statements and related information in your registration statement to comply with Rule 8-08 of Regulation S-X.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824, or Lily Dang, Staff Accountant, at (202) 551-3867, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Norman von Holtzendorff, Senior Counsel, at (202) 551-3237, with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director

cc: Mr. Joseph K. Lacome, Esq.